Exhibit 99.1

Gallery Gold Limited	Tanzania

TECHNICAL REPORT ON THE
BUCKREEF GOLD PROJECT

PREPARED FOR

IAMGOLD Corporation

NI 43-101 Report

Authors:

M J TOMKINSON

L J PUTLAND

Date:              18 January 2006

TABLE OF CONTENTS

TABLE OF CONTENTS		2
3	SUMMARY	4
4	INTRODUCTION AND TERMS OF REFERENCE	7
5	DISCLAIMER	8
6	PROPERTY DESCRIPTION AND LOCATION	9
7	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	11
8	HISTORY	13
9	GEOLOGICAL SETTING	15
10	DEPOSIT TYPES	16
11	PROPERTY GEOLOGY AND MINERALIZATION	17
	Buckreef Gold Mine	17
12	EXPLORATION	21
13	DRILLING	23
14	SAMPLING METHOD AND APPROACH	24
15	SAMPLE PREPARATION, ANALYSES AND SECURITY	26
16	DATA VERIFICATION	27
17	ADJACENT PROPERTIES	28
18	MINERAL PROCESSING AND METALLURGICAL TESTING	30
	Buckreef	30
	January 1993	30
	October 1995	31
	September 2001	31
	August 2003	32
	October 2004	34
	Summary of Buckreef Testwork	36
	Busolwa	36
19	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	41
	Buckreef	41
	General statement	41
	Features of the Geology Relevant to Resource Estimation	41

	Hellman and Schofield Resource Studies	41
	Data Collection and Verification	41
	Wireframe Modelling for Resource Estimation	41
	Statistical Analysis	41
	Variography	42
	Multi Indicator Kriging Resource Model Estimation	42
	Block Support Adjustment	42
	Resource Classification	43
	Global Resource Estimates	43
	Busolwa	44
	General statement	44
	Features of the Geology Relevant to Resource Estimation	44
	Hellman and Schofield Resource Studies	44
	Data Collection and Verification	45
	Wireframe Modelling for Resource Estimation	45
	Statistical Analysis	45
	Variography	46
	Multi Indicator Kriging Resource Model Estimation	46
	Block Support Adjustment	47
	Resource Classification	47
	Global Resource Estimates	47
20	OTHER RELEVANT DATA AND INFORMATION	49
21	INTERPRETATION AND CONCLUSIONS	50
22	RECOMMENDATIONS	51
23	REFERENCES	52
24	DATE	53
25	CERTIFICATES OF QUALIFICATIONS	54
26	APPENDICES	57

3              SUMMARY

Gallery Gold Limited (Gallery) has compiled this report to provide scientific and technical information regarding the mineral exploration and mineral resources of the Buckreef Project. The report is based on a wide variety of in house and external consultants reports which are cited in Section 23 REFERENCES. It is complete up to 1 November 2005 and has been compiled in support of information released on 5 December 2005 regarding a potential transaction between Gallery and IAMGOLD Corporation.

The Buckreef Project is located in north central Tanzania immediately to the south of Lake Victoria in the Mwanza Provincial District. It lies some 110km SW of the town of Mwanza located on the southern shore of the lake. It is accessible from Mwanza by unpaved roads of varying quality. The western end of the project is serviced by an unsurfaced airstrip at the Buckreef Gold Mine.

The project comprises two main resources. At the western end of the area lies the defunct Buckreef Gold Mine, operated by the Tanzanian State during the late 1980’s. Drilling by a number of companies had delineated a significant resource remaining in the ground at Buckreef, a considerable portion of which is could be amenable to extraction by open pit methods. Following a merger between Gallery and Spinifex Gold Limited (Spinifex) at the end of 2003, Gallery acquired the Buckreef Mine area and commenced further drilling to better refine the resource and to further test targets surrounding the old mine. In total (including drilling prior to the Gallery-Spinifex merger) 370 holes have been drilled at Buckreef for 46 872m including 21 753m of diamond core.

Some 30km to the east of the Buckreef Mine, a small resource had previously been delineated by Spinifex and earlier companies at the Busolwa-Buziba Prospect. On completion of the merger and following further work at the Buckreef Mine, Gallery embarked on a major drilling campaign to define an economic resource at Busolwa-Buziba. The earliest drilling at the prospect was carried out by Tanganyika Gold Limited (a progenitor company of Spinifex) who completed 171 drill holes for a total of 13 381 m (6 diamond holes for 496 m and the rest RC drilling). East Africa Mines Limited (now a wholly owned subsidiary of Gallery) have drilled a further 610 holes for 46 876m.

Analysis of spending by East Africa Mines both before and following the merger between Gallery and Spinifex indicates that, up to 30 September 2005, a total of US$13.5 million has been spent on exploration and delineation drilling on the Buckreef Project

The Buckreef and Busolwa-Buziba deposits are hosted by mafic volcanic rocks belonging to the east-west trending Rwamagaza Greenstone Belt (RGB), a sequence of Archean supracrustal rocks lying within the Tanzanian Craton. The Buckreef deposit is hosted by a steeply dipping, NE-SW trending brittle-ductile shear zone with an early phase of iron rich carbonate alteration, rebrecciation, and a later phase of auriferous grey quartz veining. The Busolwa-Buziba deposit is a more disseminated hydrothermal system developed in zones of east-west trending, pervasive cleavage development and porphyry dyke intrusion within a relatively monotonous sequence of pillow basalts and minor ultramafic rocks. The gold at Busolwa is associated with a series of variably deformed quartz + carbonate ± hematite ± magnetite ± pyrite veins with pervasive silicification and sericitization.

Gallery holds exclusive prospecting rights over the entire known eastern portion of the RGB from the Buckreef Mine to ± 10km east of Busolwa, an area of some 212 km2.

Gallery’s 100% owned subsidiary East Africa Gold Mines Limited (EAM) entered into an agreement for the redevelopment of the Buckreef Gold Mine with the Government of the United Republic of Tanzania on 5 May 1994. The agreement has been extended on a number of occasions, including most recently on 29 July, 2002. Under the terms of the agreement EAM is earning an 80% interest in the areas covered by the Buckreef Mining Licence and the Buziba and Rwamagaza Prosepcting Licences through the funding of exploration and the finalising of a Feasibility Study program into mining operations in the licensed areas.

A small proportion of the Busolwa mineralization falls within the Buziba ML but the majority falls under the Mawe Meru Prospecting License. EAM entered into the Mawe Meru Farmin and Joint Venture Heads of Agreement with Mawe Meru Resources Ltd (MM) on 31 January 2004. Under the terms of the agreement EAM is earning a 75% joint venture interest in the Busolwa and Mawe Meru tenements through the funding of exploration activities and the completion of a Feasibility Study by July 2007.

Preliminary metallurgical work programs have been undertaken on both the Buckreef and Busolwa-Buziba ore types. The testwork on Buckreef ore has indicated that oxide and transitional ore types are amenable to treatment using typical CIL processing techniques and fresh ore may benefit from flotation and a finer grind with recoveries anticipated to be in the low 90%’s. Testwork on Busolwa ores has indicated that they are amenable to treatment using gravity and CIL processing techniques. Metallurgical recoveries are anticipated to be in the low to mid 90%’s.

Hellman & Schofield Pty Ltd (H&S) was retained by Gallery Gold Limited (GGL) to undertake estimates of recoverable gold resources at the Buckreef Prospect (Buckreef) and Busolwa Prospect (Busolwa), Tanzania.

Recoverable gold resources have been estimated using the Multiple Indicator Kriging (MIK) technique implemented via the GS3 software produced by H&S (Table 3.1). The model estimates resources into panels which approximates the drill hole sample spacing throughout the majority of the study area.

The recoverable resource estimates within each panel have been classified according to the distribution of sampling in the kriging neighbourhood. This classification scheme takes into account the uncertainty in the estimates related to the proximity and distribution of the informing composites.

	MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
		GOLD			GOLD			GOLD			GOLD
	TONNES	GRADE	CONT	TONNES	GRADE	CONT oz	TONNES	GRADE	CONT	TONNES	GRADE	CONT
	(,000)	(g/t)	oz (,000)	(,000)	(g/t)	(,000)	(,000)	(g/t)	oz (,000)	(,000)	(g/t)	oz (,000)

Buckreef	3,349	2.7	285	2,556	2.2	177	5,905	2.4	462	5,886	2.2	411
Busolwa				2,747	1.9	170	2,747	1.9	170	6,079	1.9	362
TOTAL	3,349	2.7	285	5,303	2.0	347	8,652	2.3	632	11,965	2.0	773

Table 3.1 - Resources for the Buckreef and Busolwa Deposits as at 1 November 2005 (JORC compliant)

Preliminary studies have commenced to determine baseline environmental and hydrological conditions and the impact the development of the project may have on local and regional communities.

4              INTRODUCTION AND TERMS OF REFERENCE

The authors of this report have been requested by IAMGold Corporation to prepare a Technical Report compliant with NI43-101 on the Mupane Gold Project in support of the proposed transaction between IAMGold Corporation and Gallery Gold Limited.

This report documents all the exploration and development work carried out across the Buckreef project area up to 1 November 2005. Since that time only a minor amount of metallurgical drilling has been undertaken at the Buckreef deposit itself and only geological compilation work on the Busolwa-Buziba Prospect. Sources of information for this report are in-house company reports produced for Tanganyika Gold Limited, Spinifex, East Africa Mines Limited, and Gallery. Much of the resource estimation work has been carried out by Hellman and Schofield Limited based in Perth, Australia.

The authors of this report are both executives of Gallery Gold Limited and are “competent” or “qualified persons” as defined by
NI-43 101, both authors have inspected the Buckreef Project and are fully acquainted with all aspects of the project including exploration history, geology, metallurgy, resource estimations and project development.

5              DISCLAIMER

This report is based on information provided Gallery Gold Limited and various consultants, which reflect various technical and economic conditions prevailing at the time of compilation of the report. These conditions can change significantly over relatively short periods of time and as such the information and opinions contained in this report may be subject to change.

The revised resource estimates included in this report were prepared by independent consulting firm, Hellman & Schofield Pty Ltd. The authors of this report are not in a position to take responsibility for the Buckreef and Busolwa Mineral Resource estimates stated in Section 19 of this report. Hellman and Schofield has provided a separate certificate of responsibility in relation to Section 19 of this report.

This report includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations may involve a degree of rounding and consequently introduce an error. Where such errors occur, the authors does not consider them to be material

The authors of this report do not undertake or accept any responsibility or liability in any way whatsoever to any person or entity in respect of these parts of this document, or any errors in or omissions from it, whether arising from negligence or any other basis in law whatsoever.

6              PROPERTY DESCRIPTION AND LOCATION

The Buckreef Project encompasses approximately 212 km2 of contiguously held tenements extending east-west for approximately 40km covering the eastern half of the RGB centred on 3° 7’ 18” N and 32° 7’ 5” E (Figure 6.1). The status of the tenements and ownership details are provided in Table 6.1.

Figure 6.1 - Location of the Buckreef Project within the Lake Victoria Goldfields, Tanzania. Green areas represent mapped Archean Supracrustals.

Within this tenement there are numerous small scale artisinal gold workings and the two main projects which together comprise Gallery’s Buckreef Project, namely the now defunct Buckreef Gold Mine and the Busolwa-Buziba resource.

The Buckreef Mine lies at the western end of the project area and the Busolwa-Buziba resource lies some 20km to the east (Figure 6.2). At the Buckreef Mine the head frame and plant remain in situ but in both cases no proper care and maintenance has been undertaken. A small tailings disposal facility is also present at Buckreef as well as the original mine and office buildings and permanent accommodation/mess facilities which are still being utilized by Gallery Gold exploration.

At Busolwa-Buziba a well established exploration camp exists at the western end of the defined resource with power generation and bore water.

Figure 6.2 - Gallery Gold Prospecting and Mining Licences within the Buckreef Project area. Also shown are the two principal resources at Buckreef and Busolwa

Licence	Number	PL 215/94	PL 2556/2004	PL 2177/2003	PL 1564/2000	PL 3615/2005	PL 3542/2005
	Name	Rwamagaza	Rwamagaza North	Rwamagaza South	Rwamagaza West	Nyamalimbe	Mabamba
Location	Region	Mwanza	Mwanza	Mwanza	Mwanza	Mwanza	Mwanza
	District	Geita	Geita	Geita	Geita	Geita	Geita
	Area	Rwamagaza	Rwamagaza	Rwamagaza	Rwamagaza	Rwamagaza	Rwamagaza
	Sheet	QDS 46/1	QDS 46/1	QDS 46/1	QDS 46/1	QDS 46/1	QDS 46/1
Size	Km sq	150	26.81	10.51	34.07	5.359	3.00
Expiry		24/9/2007	4/6/2007	1/3/2006 (extension to be applied for)	10/7/2006 (extension to be applied for)	6/10/2008	8/10/2008

Licence	Number	PL 3700/2005	PL 2286/2003	PL 1969/2002	ML 04/92	PL 2427/2004
	Name	Copacabana	Mawe Meru	Bukoli	Buckreef	Buziba
Location	Region	Mwanza	Mwanza	Mwanza	Buckreef	Mwanza
	District	Geita	Geita	Geita	Geita	Geita
	Area	Busanda	Rwamagaza	Bukoli	Geita	Buziba
	Sheet	QDS 46/1	QDS 46/1,2	QDS 46/1,2	QDS 46/1	QDS 46/1
Size	Km sq	51.44	75.2	25.36	3.45	5.304
Expiry		6/11/2008	17/7/2006	4/9/2005 (renewal application accepted)	11/6/2017	18/1/2007

Table 6.1 - Gallery Gold Prospecting and Mining Licences within the Buckreef Project area.

7                                         ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Buckreef Project area lies 85km due south of Lake Victoria in the Mwanza Administrative Division of Tanzania in East Africa (Figure 7.1). The area south of Lake Victoria consists of gently undulating low hills and flat alluvium and black cotton soil filled valleys (M’buga). The original vegetation is typical savannah with a variety of tree species, predominantly acacias, scattered through grassland. The area of the Lake Victoria Goldfields has been heavily modified by human activity, in particular subsistence farming and tree clearing (mainly for charcoal). Certain areas have also been subject to major overgrazing.

Figure 7.1 – Tanzania showing the location of the Buckreef Project area

Infrastructure is generally poor. The project area is located 110km south west of the town of Mwanza which lies on the eastern shore of the Smith Sound, a southward extending arm of Lake Victoria. Mwanza has a population of approximately 1 million people and is connected to Dar es Salaam by a poorly maintained tar road.

Access to the project from Mwanza is via a series of unpaved roads of varying quality. The project area itself is heavily populated with scattered individual kraals and agglomerations of dwellings related to transient “artisinal gold rushes”.

The climate is semi arid with a well defined wet season between December and May. Annual rainfall varies from 400-800mm. The period from June to August is usually dry. The elevation of around 1200m prevents excessively high temperatures.

8              HISTORY

Gold was discovered in the Lake Victoria Goldfields (LVGF) by German explorers in the late 1890’s. The first significant exploration and production in the LVGF occurred during the 1930’s resulting in the discovery of the Geita Gold Mine. During this period several small gold mines exploiting near surface reefs and stamp mills operated throughout the RGB (Figure 6.1). They were particularly concentrated around the villages of Rwamagaza (Thompson’s Quarry, Blue Reef, Boss Reef, Miombo Reef, Auriental / Tembo) and Nyaragusu (Mawe Meru, Auriental). Auriferous quartz veins were reported from the current Buckreef Mine area in 1945 although no work was reported on the discovery. Geological reconnaissance reports from the 1950’s attest to ongoing production at a number of localities near Rwamagaza, including the Buckreef area.

The extensive small scale mining from local and Colonial mining activity is evident from the numerous pits and adits covering the entire GGN tenement package covering over 45 km of the RGB (Figure 6.1).

In 1959 government regional airborne geophysical surveys were flown over the Rwamagaza greenstone belt. Ground follow-up was carried out from 1965 to 1968 in a joint effort between the United Nations and the Tanzanian Mineral Resources Division. The Buckreef quartz vein was rediscovered in 1965.

No official production figures are available from the small scale mining about Rwamagaza and Nyaragusu but it would have been relatively small.

The Buckreef area has a long history of small scale mining and exploration work by the UNDP, the Tanzanian Mineral Resources Division, Williamson Diamonds and since 1994 by East African Mines Limited. The Buckreef deposit itself was mined underground by the Tanzanian State Mining Company (Staminco) from 1982 to 1988. The operation was closed in 1990 due to a number of operational reasons and the workings were allowed to flood. It is estimated that approximately 100,000 tonnes of ore was mined at a diluted grade of approximately 3g/t to 4g/t Au.

The Buckreef Redevelopment Agreement was signed between The United Republic of Tanzania and East Africa Mines Limited (EAM) on 5th of May 1994. The tenements covered by this Agreement include the Buckreef Mining License ML04/92, the Rwamagaza group of Prospecting Licences (Rwamagaza PL215/94, Rwamagaza West PL1564/2000, Rwamagaza South PL2177/2003 and Rwamagaza North PL2556/2004) and the Buziba Prospecting License (PL2427/2004) approximately 20 km east of Buckreef (Figure 6.2). The Tanzanian Government retains 20% equity in these areas.

The Buckreef Redevelopment Agreement was due to expire on 31st July 2004 but a 3 year extension was granted to 30 July 2007. The extension was granted on the basis of restricted access to the Rwamagaza License area due to illegal miners, and, to allow completion of work over the Buckreef – Rwamagaza Project area. The work commenced in November 2003 following completion of a merger between Spinifex Gold, the original parent company to EAM, and Gallery Gold Limited (Gallery) of Australia. Gallery then became the parent company to EAM.

There was a significant increase in the tempo of exploration and feasibility work following the Gallery/Spinifex merger in 2003. Geophysical and soil surveys as well as regional and more detailed drilling programs have been completed at Buckreef and Rwamagaza (Tembo, Miombo, and Bingwa). EAM also successfully joint ventured into additional exploration properties at

Glass Reef (PRL2319/2003), Mawe Meru (PL2286/2003) and Bukoli (PL1969/2002) as shown in 6.2. This has given EAM access over 40 kilometres contiguous strike length of the RGB.

•                  Up to 30th September 2003, EAM had spent a total of US$ 5,064,746 on the Buckreef Mining License, US$ 3,978,586 on the Rwamagaza Prospect Licences and US$ 171,426 on the Buziba Prospecting License. Up to 30th September 2005, two years later, EAM has spent a total of US$ 7,575,808 on the Buckreef Mining License, US$ 4,578,866 on the Rwamagaza Prospect Licences and US$ 1,385,561 on the Buziba License.

•                  Up to 30th September 2003, EAM had completed 57,097.78 m Diamond, RC/AC/RAB drilling on Buckreef Mining License, 102103.70m Diamond, RC / AC / RAB drilling on the Rwamagaza Licences and 5,041.00m Diamond / RC / AC / RAB drilling on the Buziba License. Up to 30th September 2005, two years later, EAM had cumulatively completed 79,265.33m Diamond, RC/AC/RAB drilling on Buckreef Mining License, 130,478.50m Diamond, RC / AC / RAB drilling on the Rwamagaza Licences and 47,558.81m Diamond, RC / AC / RAB drilling on the Buziba License.

9              GEOLOGICAL SETTING

The Buckreef Project area covers the eastern portion of the east-west trending Rwamagaza Greenstone Belt (RGB) which is one of a number of Archean supracrustal belts lying within the Tanzanian Craton of east Africa. Little work has been undertaken in the Tanzanian Craton to understand the large scale setting and development of the supracrustal sequences and understanding of the regional geology has been severely hampered by the lack of outcrop (less than 2%) as well as the lack of a single multiclient aeromagnetic dataset. Most geological data on the region exists within individual mining company databases and no large scale compilations have been undertaken. Isotopic dating suggest the supracrustal sequences are approximately 2.6 Ga in age.

The RGB itself consists largely of a monotonous sequence of basaltic flows with well preserved volcanic features such as varioles, pillows, and flow top breccias. Aeromagnetic data and minor outcrop indicates the presence of a number of elongate serpentinized ultramafics bodies parallel to the flow stratigraphy. It is unclear if these are truly intrusive bodies or the cumulate portions of thick high Mg basaltic lava flows

At Buckreef, and to a lesser extent at Busolwa, drilling has indicated the presence of thin interflow units of predominantly pelitic and cherty sediments.

At both Busolwa and Buckreef a variety of porphyritic textured felsic intrusions occur. These are dyke and vein like bodies and typically intrude along crosscutting structures (Buckreef) or sub parallel to flow stratigraphy (Busolwa).

The deformation history of the RGB is very poorly understood. Aeromagnetic data reveals several generations of crosscutting, late stage, brittle-ductile faults and shears, which offset flow stratigraphy and have locally been intruded by the felsic porphyries and by a late stage set of doleritic dykes. Early formed ductile structures are not easily defined in aeromagnetic data although local scale convergence and truncation of stratigraphic trends does suggest the presence of stratigraphy parallel shear zones.

In drill core the host rocks at Buckreef and Busolwa are generally undeformed although metamorphosed to lower greenschist facies. In the case of Busolwa a non-penetrative fabric is developed which orientated core suggests dips steeply to the south sub parallel to stratigraphy. Individual zones in which this fabric is well developed cannot be traced for distances of more than a few hundred metres on drill sections but a number of such zones occur throughout the 200m of thickness of stratigraphy which hosts the mineralization. Shape fabrics indicate predominantly flattening strain and true thoroughgoing ductile shear zones have not been encountered at Busolwa.

10           DEPOSIT TYPES

The RGB lies within the Lake Victoria Goldfield. The goldfield contains a large number of small scale, artisinal workings and five currently producing operations three of which lie within 60km of the project (Figure 10.1). These deposits all represent variations on the theme of Orogenic Gold deposits. Typically they are hosted by sedimentary units intercalated with volcanics and all are associated with quartz veining. The largest deposit at Geita is hosted by ferruginous cherty-pelite units termed “iron formation”.

The RGB itself hosts numerous small scale gold deposits belonging to the Archean Lode Gold or Orogenic Gold class which have been or are being exploited by small scale miners. The Tulawaka Mine operated in JV by Barrick Gold and Northern Explorations Limited ( 0.4 M oz) lies at the far western end of the RGB, 56km to the west of the Buckreef Mine (Figure 10.1)

All the deposits currently being worked by small scale miners in the Buckreef Project area consists of narrow discontinuous quartz veins within variably cleaved basaltic host rocks.

Figure 10.1 - Location of the Buckreef Project within the Lake Victoria Goldfields, Tanzania. Green areas represent mapped Archean Supracrustals.

11           PROPERTY GEOLOGY AND MINERALIZATION

Two separate deposits form the Buckreef Project. The former producing Buckreef Gold Mine lies at the western end of the project area whilst the as yet undeveloped Busolwa-Buziba resource lies 20km to the east (Figure 11.1).

Figure 11.1 - Gallery Gold Prospecting and Mining Licences within the Buckreef Project area. Also shown are the two principal resources at Buckreef and Busolwa

Buckreef Gold Mine

The Buckreef Mine was developed on an ENE-WSW trending, 5-30m wide, brittle-ductile fault zone developed within relatively undeformed mafic volcanics (Figure 11.2). The fault zone contains early developed pervasive iron carbonate alteration which has undergone later brittle fracturing and brecciation with recementation by multiple events of grey to white quartz veining. Finely disseminated pyrite occurs in a halo surrounding the zones of quartz veining. The degree of quartz veining is directly related to the tenor of gold mineralization. Deep drilling has led to the definition of higher grade shoots plunging steeply to the north. Several narrow, more discontinuous sub parallel zones of similar alteration and mineralization have been defined both to the west and to the east of the main fault zone.

A final white “buck” quartz vein event is evident in the main zone and this is barren of gold mineralization but is the only visible sign of the structure in outcrop.

The mineralized structure at Buckreef is clearly defined geologically in terms of alteration and deformation styles and the resources are well constrained.

The mineralization on the main structure can be divided into three zones separated by altered but less well mineralized material. The Buckreef North and Main Zones comprise by far the largest portion of the know resource. The Main Zone strikes for 600m dips steeply to the west and is known to extend to at least 400m below surface. The Buckreef North Zone extends for 250m, also dips steeply to the west and has been intercepted in drilling 400m below surface.

Figure 11.2 - Buckreef deposit at the western end of the Buckreef Project area. Grey filled areas represent projection of orebodies to surface. Black diamonds represent RC and diamond drillholes.

Gold mineralization at Buckreef is non refractory in both fresh and oxide material and is associated with small amounts of fine grained pyrite within the grey quartz veining. Detailed logging of drillcore reveals a prominent deepening of the oxidation profile above portions of both the Main and North Zones.

Busolwa-Buziba resource

Figure 11.3 – Busolwa-Buziba Project at the eastern end of the Buckreef project area. Black outlines represent potential open pits. Black diamonds represent RC and diamond drillholes

The Busolwa-Buziba mineralization is hosted in similar pillowed mafic rocks to that at Buckreef but the mineralization is much less confined and appears to be related both to discontinuously developed zones of cleavage and to zones of intense potassium feldspar + quartz alteration associated with a suite of feldspar porphyry dykes. The gold mineralization itself comprises two sets of quartz veins which developed contemporaneously with the cleavage zones. Veins show all degrees of deformation into the fabric suggesting that mineralization continued right through the deformation event. Numerous examples of virtually undeformed veins bearing the same quartz + carbonate + K feldspar + hematite + pyrite + gold mineralogy are known in drillcore indicating mineralization probably continued post deformation also.

The geometry of the mineralization is highly irregular forming a zone up to 200m thick extending east-west for at least 2500m on the northern margin of a small granitic body. The mineralized alteration envelope appears to dip steeply to the south sub parallel to the flow stratigraphy and to the variably developed cleavage. Nearly all the gold mineralization is related directly to the veining and the deformation and dismembering of many of these veins has given rise to the highly variable distribution of gold through the zone. The feldspar porphyritic dykes and associated quartz-K feldspar-biotite alteration have also acted to localize veining by forming rheological contrasts in the mafic sequence during the deformation events. Thus the original disposition of these dykes and their irregular alteration has also influenced the geometry and continuity of the later gold mineralization.

Minor amounts of chalcopyrite, pyrrhotite and magnetite are known in the zone but the only sulfide of any note in the system is pyrite. Locally some of the cleavage zones show biotite + magnetite + pyrite alteration but only where the quartz veins are developed does this material contain gold suggesting this alteration is not directly related to the gold mineralizing event.

The mineralization at Busolwa-Buziba has been broken down into four zones based on geology, continuity, and grade distribution (Figure 11.3). The Busolwa Main Zone lies immediately to the north of the granite body. Mineralization in this zone is continuously developed in a 200m thick zone over 700m of strike. Drilling reveals gold mineralization extends to at least 150m below surface dipping to the south. Much of the mineralization in the Main Zone is in the form of variably deformed veins in discontinuous cleavage zones within the host mafics. Further to the west the Silanga Zone consists of intense quartz + K feldspar + hematite alteration and felsic porphyry dyke intrusion in which later brittle deformation has resulted in emplacement of irregular tensional veins similar to those at the Main Zone. Overall the Silanga Zone also dips steeply to moderately south, extends for at least 600m along strike and is known to extend to 150m below surface in drilling. To the SE of the Main Zone the Granite Contact Zone is a series of poorly defined, shallow to moderate south and north dipping, irregular quartz veins. The Njombo Zone is a poorly defined zone similar in alteration and veining to the Silanga Zone but located approximately 400m to the south (hangingwall).

12           EXPLORATION

The Buckreef Project area has a long history of exploration that includes work by the UNDP, the Tanzanian Mineral Resources Division, and Williamson Diamonds. The Buckreef Mine itself was operated by the Tanzanian State Mining Company (Staminco) between 1982 and 1990. In 1990 the underground operation was terminated for a number of operational reasons and the mine was allowed to flood. Record keeping of production was very poor and estimates of gold produced vary wildly. Some accounts indicate that approximately 100 000 tons of ore were mined at a diluted grade of 3-4 g/t Au.

The Buckreef Redevelopment Agreement was signed between The United Republic of Tanzania and East Africa Mines Limited (EAM) on 5 May 1994. The tenements covered by this Agreement include the Buckreef Mining License ML04/92, the Rwamagaza group of Prospecting Licences (Rwamagaza PL215/94, Rwamagaza West PL1564/2000, Rwamagaza South PL2177/2003 and Rwamagaza North PL2556/2004) and the Buziba Prospecting License (PL2427/2004) approximately 20 km east of Buckreef. The Tanzanian Government retains 20% equity in these areas. The Buckreef Redevelopment Agreement was due to expire on 31 July 2004 but a 3 year extension was granted to 30 July 2007. The exploration history of Buckreef is summarized in Table 12.1

Date	Activity

1960’s	13 diamond drill holes by UNDP identified a “possible ore zone’ 107 metres long, 8 metres wide and extending to 122 metres depth.

1968 Early 1970’s

13 diamond drill holes by Tanzanian Mineral Resources Division.
Underground development on 30m and 61m levels by Williamson Diamonds Ltd. Indicated ore reserve of 106,000t @ 8.7g/t Au between 23m and 76m levels using minimum mining width of 1.5 metres.

1972	Tanzanian government approved investment decision and Buckreef Gold Mining Company (BGMC) formed.

1973-79	Further underground development and 3 diamond drill holes by BGMC.

1978-81

Treatment plant and other facilities established with financial assistance from Swedish International Development Agency. Best estimate of production from available records indicates the mine processed 139,470t @ 7.87 g/t Au Feed Grade (approx. 35,400 oz) however bullion produced amounts to 10,100oz. The latter figure is more reliable as there were ongoing difficulties with the weightometer and overstating of gold assays.

1982-1988	Gold production commenced but reached only 25-40% of forecast targets.

1988	Review of operations by British Mining Consultants Ltd who found Buckreef assay laboratory assays 65% higher than overseas check assays.

1990	Mining ceased and workings flooded. Total ore extracted estimated at approximately 100,000t @ 3-4g/t Au.

5 May 1992	Buckreef Redevelopment Agreement signed between The United Republic of Tanzania and East Africa Mines Limited (EAM). on 5th of May 1994. Tanzanian Government retains 20% equity.

1992-Nov 2003

Aircore, RC and diamond drilling by East African Mining Corporation (now East Africa Gold Mines Ltd). In total 16 324m of drilling undertaken in 67 drillholes comprising 961m of RC drilling (18 holes) and 15 363m of diamond drilling in 49 holes (with 2173m of precollar). RC

Table 12.1 – Summary exploration history at the Buckreef Mine

The Busolwa-Buziba resource was originally explored by Tanganyika Gold Limited (TGL) a forerunner of Spinifex. They drilled a total of 205 RC and diamond holes into the mineralization in the late 1990’s. Subsequently East Africa Mines Limited (EAML) have continued to drill the deposit with a further 46 876m of RC and diamond drilling in 610 holes with drilling ongoing at time of writing. A summary of the exploration history is provided below:

TGL drilling:

•      Drilling Phases 1, 2, 3 and 4

•      Total number of Drill Holes = 171

•      13 381 total metres

•      Six recorded as diamond core holes (136.00 metres pre-collar and 496.00 metres diamond)

•      165 recorded as RC drill holes (12 749.00 metres).

EAML drilling:

•      Drilling Phases 5 and 6

•      Total number of Drill Holes = 610 (drilling ongoing at time of writing)

•      46876 total metres

Extensive Gradient Array IP was completed over the Buckreef and Busolwa areas by professional geophysical contract companies from Australia (Search Geophysics) and South Africa ((Spectral Geophysics) using 10KVA and 4 – 7KVA transmitters respectively. The surveys have successfully highlighted areas of mineralisation associated with silicification and / or sulfide alteration. The survey date also provides important structural and lithological information to assist exploration. This data was processed and interpreted by Geophysical Consultant, Graham Elliott, of Southbush Geophysics, Perth, Western Australia.

There has been no recorded production from the Busolwa-Buziba resource but the area has been the subject of considerable amounts of artisinal mining activity which is ongoing at time of writing. This activity is small scale and largely confined to areas of oxidized rock above the water table.

13           DRILLING

Significant amounts of Aircore (AC), Rotary Air Blast (RAB), Reverse Circulation (RC) and Diamond Drill (DD) holes have been completed at the Buckreef and Busolwa resource areas. The AC and RAB drilling is only used to identify potential mineralization and are excluded from all resource estimations.

The RC and DD drilling at both areas was supervized by experienced geologists and completed by professional drilling contract companies. RC and DD drilling was completed by AfriDrill, West Side Drilling, Resource Drilling, Drillcorp, Stanley Mining Services and most recently by Tandrill.

With the exception of early RC drilling by EAM at Buckreef and TGL at Busolwa the RC drilling equipment, including auxiliary boosters and compressors, is appropriate to provide good quality samples. Sampling methods are described in Section 14: SAMPLING METHOD AND APPROACH. All RC drilling undertaken by EAM at Busolwa was completed using 5 1/4” hammers with auxiliary booster / compressors that allowed between 550 - 600 psi to be maintained at the hammer. This normally provides dry sampling. Wet samples, as sometimes occur at rod changes or infrequent broken ground, are recorded and collected in polyweave bags contained within plastic drums. After settling, bags are air dried and then riffle split in the same manner as dry samples. Holes that were unable to be kept dry are stopped.

The early generation RC holes identified as having potential for down hole water contamination were all twinned using appropriate RC or DD.

Resource RC drill spacing is completed at nominal 40m - 20m x 20m spacing at Buckreef and 50m – 25m x 20m at Busolwa. To minimize interference and sampling by artisinal miners the RC 1m samples are collected daily and transported to a central sample farm where they are laid out in lines. Signs and individually marked plastic bags allow easy identification for possible check sampling. This needs to be completed within 3 – 6 months to minimize contamination due to deterioration of bags in the sun.

For diamond drilling core recovery is generally very good, particularly at Buckreef. Most DD holes commenced with a tricone roller bit where near surface sampling was not required, followed by HQ diameter which is reduced to NQ / NQ2 when fresh rock is reached or difficulties were encountered. At Buckreef mine site this was caused by intersection of stope voids. Ten HQ core holes were also drilled at Buckreef to twin anomalous RC and DD holes as part of a QC check program on historical assay practice and grade continuity. During the last 2 months PQ metallurgical samples have been collected at Buckreef and Busolwa. Since 2000 at Buckreef, and for all DD holes at Busolwa, DD core was orientated. Down hole core marking was by “spear” method and more recently using the Easymark tool. EAM standard procedure is to mark a Top-of-Hole Reference line which may be solid / dashed / dotted depending on confidence attached to the fitting. All core is cut approx 1cm away from the Reference Line. This allows the drawn Reference Line to be visible in the core box. The retained half core is stored on site in a secure core yard facility. Wet and dry core photography of uncut core is available for all DD holes completed since BMDD024 at Buckreef and MWBD007 at Busolwa.

Surveys of inclination and azimuth were completed at nominal 30m – 50m intervals for all RC and DD holes completed since 2000 and the majority of holes before that. The survey tool was usually an Eastman single shot or Reflex camera and was operated by the drill contractor as part of normal drilling.

14           SAMPLING METHOD AND APPROACH

Sampling is dependant on the drilling method used and is considered conventional and appropriate by JORC standards.

It is recognized that collection of samples, particularly for RC AC RAB samples, can introduce a strong bias to assay results. Written sampling methodology and submission procedures are in place.

For RC drilling the entire hole is collected through a cyclone at 1m intervals into large plastic bags. Each meter sample is riffle split on site. RC sample weight and moisture (dry, damp, wet) are recorded for every meter interval along with the End of Rod (EOR) depth. This enables assessment of the significance of wet RC drilling and rod changes. There are procedures in place for blow backs after every metre sample, cleaning the cyclone after EOR and maintaining sufficient air pressure. RC assay samples are taken as either 3m composites or, in the case of Busolwa resource drilling, at 1m intervals. During composite sampling the individual 1m riffle split reduced samples are collected in the field and retained for future analysis if warranted. This occurs for composite assay intersections with nominal 0.2 g/t Au or persistent low grade intervals. Calico bags were previously used to collect assay samples but due to inconsistent weave quality were replaced by plastic bags sealed by staplers.

Unique SampleID ticket books with corresponding tear off sample tickets are printed and used to record sample details and assay samples.

RC holes are stopped if persistent wet samples are encountered. Infrequent wet samples, as sometimes occurs at rod changes or infrequent broken ground, are recorded and collected in polyweave bags contained within plastic drums. After settling, bags are air dried and then riffle split in the same manner as dry samples. The decanting of excess water before settling is recognized to affect grade. Grade will be reduced if gold is fine or upgraded if gold is coarse.

The majority of RC samples collected since 1992 are homogenized and reduced on site by passing reduced samples at least 4 times through a single tier Jones riffler. This is in preference to the stacked 3 tier splitter. The 2 – 3 kg sample produced with the Jones riffler has been demonstrated to be a more representative sample than that produced by stacked three tier splitters.

The entire length of AC and RAB drill holes is collected as 1m samples. Composite 3m assay samples are submitted for assaying. The 1m retained sample is only occasionally submitted for analysis but is available if it is required.

Diamond drill core is all logged and processed for sampling on site. The majority of diamond drilling is NQ / NQ2. Core loss and drillers inconsistencies are accounted for and 1m depth intervals are marked on the core along with a Top of Hole Reference Line. Sample intervals collected for assaying are normally standard 1m or 0.5m lengths. Variable length sampling on lithological boundaries is also completed when required. These lithological based samples do not exceed 1m in length. The core is sawed length ways along the Reference Line and a standard “right” hand side collected for assaying. Regular cleaning of the core, core yard, saw and sampling equipment along with a prohibition on jewellery in the core yard all minimize likely contamination.

Retained RC AC RAB samples are all collected from the field and stored in central sample farms at the Buckreef and Busolwa sites. The retained half of the DD core is stored in galvanized core trays at the Buckreef and Busolwa core yards for future reference. All assay samples are batched on site and collected for analysis by trucks from the analytical Laboratories used in Mwanza.

15           SAMPLE PREPARATION, ANALYSES AND SECURITY

The majority of the drill samples from Buckreef and Busolwa were analyzed at the independent SGS and Humac Laboratories in Mwanza. Check sampling has been completed at ALS – Brisbane, ALS - Johannesburg and Genalysis Laboratory – Perth. All laboratories are internationally accredited. Conventional sample preparation, analytical, internal quality control and reporting procedures are used at all laboratories and are considered appropriate to meet JORC reporting standards.

Gold analysis is by conventional Fire Assay using a 50g charge and reading by Atomic Absorption Spectrography (AAS). The laboratory preparation procedure at primary Humac laboratory is as follows:

•                  Samples are oven dried prior to preparation and splitting

•                  RC / AC / RAB samples are cone crushed to -2mm

•                  Core samples are jaw crushed to -6mm and then cone crushed to -2mm

•                  A nominal 1 – 1.5kg sub sample is riffle split and pulverized by ring mill to -150# (master pulp). A barren flush was not used between samples, only before commencing work on the batch and subsequently inter-batch.

•                  Approximately 200g of the pulp is collected from the master pulp.

•                  Fire Assay 50g of the pulp, determination for Au by AAS, 0.01 ppm LLD.

Generally a minimum of 10% of samples (new aliquots, pulps taken from 200g pulp) are repeated on a different day to the original analyses. Each fusion batch contains at least one Certified Reference Material and one blank supplied by the laboratory.

Humac reported on a quarterly basis the results of internal standards, blanks and random repeats as well as the results of wet sieve analysis.

16           DATA VERIFICATION

Systematic quality control, comprising field insertion of regular standards, duplicates (replicates) and blanks, is undertaken on all sample batches collected at Buckreef and Busolwa. This allows an assessment and recognition of field sampling and analytical data quality. QC data is reviewed on receipt of assay data and assessed monthly which allows immediate action on sampling and analytical issues.

Written field Quality Control procedures are in place and are as follows:

•                  Commercially available Geostats (Australia) standard reference samples are inserted into sample batches at a minimum frequency of 1 in 40, frequently within recognized mineralized zones. This normally means that every RC or DD hole has at least 2 – 3 Standards.

•                  Field Duplicate samples are second splits off the sample cyclone and are carried out routinely. The RC Field Duplicate sample interval is selected by the geologist and is taken from within the mineralized zone. It has a separate SampleID to the original split. Duplicates are taken at a nominal frequency of 1 in 40.

•                  Blanks are 1m drill samples that returned an assay value of less than 0.01 g/t Au. This is confirmed by resampling the interval and submitting for check analysis. Blanks positions are selected by the geologist and are inserted within zones of mineralization. This allows assessment of cross contamination from higher grade samples during the sample preparation stage. Blanks are submitted at a nominal frequency of 1 in 40.

Routine laboratory Quality Control sampling (pulp duplicates and pulp repeats) is also completed on pulps retained at the laboratory. This provides an indication of sample preparation / sub sampling / sample digest and assay error at the primary laboratory.

In depth documentation of sample QA/QC procedures is provided in the following reports:

•                  Hellman and Schofield - Review of Quality Assurance and Quality Control Data, Buckreef Prospect, Tanzania, August 2004

•                  Hellman and Schofield Pty Ltd, June 2005. Estimates of the Gold Resources at Busolwa Prospect, Tanzania, unpub.

•                  Hellman and Schofield Pty Ltd, December 2005. Estimates of the Gold Resources at Busolwa Prospect - Draft, Tanzania, unpub.

17           ADJACENT PROPERTIES

The Buckreef Project area in total encompasses 212 km2 of Archean supracrustal rocks on the eastern portion of the RGB. The RGB in this area comprises mainly a very poorly outcropping sequence of pillowed basalts with minor interflow sediments (cherts and carbonaceous pelites). Outcrop is very limited and no regional map has ever been produced for the belt. High resolution aeromagnetic data flown by Anglo Gold Ashanti Limited reveals the presence of a number of linear bands of high magnetic susceptibility which seem to follow broad stratigraphic trends. Limited drilling across these bands suggests they are variably serpentinized ultramafics. It is unclear whether they represent the basal portions of thick basalt flows or true ultramafic flows or intrusions. IP data at both Buckreef and Busolwa-Buziba also indicates the presence of a series of feldspar rich porphyritic intrusions which have dyke like geometries. At Buckreef Mine itself these bodies intrude structures which crosscut the main east-west stratigraphic trends whilst further east at Busolwa-Buziba the dykes appear to be largely intruded sub-parallel to stratigraphy and the non-pervasive east-west trending fabric.

The supracrustal rocks of the RGB are bounded to the north and south by large granitoid massifs (“external granitoids”). The contacts are not exposed but, based on aeromagnetic data, they appear to be largely structural in nature. Aeromagnetic data also reveals the presence of a small granite body underlying and immediately to the south of the defined resource (“internal granitoid”). This granite is exposed on the hill immediately to the south of the main prospect where is consists of a medium grained quartz-feldspar granitoid intensely veined by white (non-auriferous) quartz veins. The contacts between the mafic rocks and this granite have been intersected in drilling and they appear to be largely structural with no evidence of crosscutting intrusive relationships. There is little doubt that the mineralization at Busolwa-Buziba lies close to the northern contact of this granite and is spatially if not genetically related to the granite body. Interpretation of aeromagnetic data suggests at least two more similar “internal granitoids” immediately to the east of the Busolwa-Buziba area, both of which have associated and untested gold-in-soil anomalism.

The RGB has been subject to a phase of laterite development with formation of predominantly iron rich ferricrete caps rocks and relatively minor underlying zones of bleaching and mottling. Following this the area was subject to a periods of erosion and nearly all the lateritic profiles have been completely stripped. Isolated remnants of laterite remain in situ but these are largely recemented transported laterites. As a result of this period of erosion the weathering profile across the belt is relatively shallow although variable across both Buckreef and Busolwa-Buziba. Major zones of secondary enrichment are therefore not developed at either Buckreef or Busolwa-Buziba but there is evidence of localized enrichments in the shallow oxidation profiles in both areas. The RGB in general is covered by a thin layer of elluvial regolith which is amenable to standard soil sampling techniques. The mineralization at Busolwa-Buziba is strongly developed in the overlying soil profile and soil sampling over the deposit would have resulted in its identification even without the artisinal workings in the area.

A possible exception to the shallow oxidation and lack of supergene gold enrichment exists along the northern margin of the RGB at the contact with the granite body to the north. Here several small resources are currently being drill tested by Gallery (most notably that at Bingwa to the NE of Buckreef) and these have a pronounced and relatively deep zone of oxidation and supergene enrichment associated with them.

Between the Buckreef Mine and the Busolwa-Buziba Prospect there are numerous shallow small scale artisinal gold workings. These are predominantly developed on narrow discontinuous quartz veins within cleaved mafic volcanics. Typically the workings do not extend below the level of oxidation. Examples of such areas are Iceni, Rwamagaza Reefs, Miombo, and Bingwa (Figure).

The Buckreef Project area has been subject to several phases of exploration including regional soil sampling and more focussed rotary air blast (RAB) and aircore drilling programs. This work resulted in the discovery of numerous gold anomalies which have only been sporadically tested. Ongoing work at both Buckreef and Busolwa-Buziba utilizing high resolution aeromagnetics and IP is producing a much better understanding of the deformation history of the RGB and the location of the gold mineralization. This greater understanding is being utilized to generate numerous new targets for drill testing.

Critical to the ongoing exploration effort in the RGB is the development of new geological models (predominantly regarding the structural evolution of the belt) based on geological mapping, geophysical data, and remote sensing applications. At both Buckreef and Busolwa-Buziba construction of 3D geological and resource models is seen as high priority to better define the existing resources and to discover new deposits in the region to help supplement the existing resources.

18                                  MINERAL PROCESSING AND METALLURGICAL TESTING

The Buckreef deposit has had a series of progressive testwork programs undertaken on it over a 13 year period, post closure of the mining and processing operations.

The more recently discovered Busolwa has had two preliminary metallurgical testwork programs conducted on samples collected from the deposit.

Recent metallurgical testwork undertaken by Gallery on Buckreef and Busolwa samples has been completed by Independent Metallurgical Laboratories (IML), a third party metallurgical laboratory based in Perth, Western Australia, under the supervision of Mr Linton Putland, Gallery – Group Projects Manager.

Preliminary metallurgical testwork has been carried out on samples collected from both the Buckreef and Busolwa deposits. Testwork samples were composited by Gallery for both deposits, based on their oxidisation characteristics, and to be spatially representative of the deposits.

The metallurgical testwork and results undertaken on the Buckreef and Busolwa deposits is summarized as follows:

Buckreef

The Buckreef deposit consists of three mineralized zones - Main, North and South. Each of these zones contains an oxide, transitional and primary (fresh) ore component.

The oxide ore consists mainly of laterite and saprolite and is classified as strong saprolite. Transitional ore is considered to be moderately weak saprolite with lots of weathering along the joints. The primary zone contains pyritic sulfides.

The dominant mineralization in the ore body is silica, dolomite and massive quartz, which varies from being carbonate rich with lots of quartz veining, siliceous with quartz veining through to thick quartz veining. Gold is associated with grey quartz. Pyrite is also associated with the quartz, in varying proportions and is a fine grain disseminate either silicified or carbonated.

January 1993

In January 1993, 6 drill holes were put down the Buckreef ore body in the Main zone, BP005, BP008, BP010, BP011, BP014 and BP009A. These holes depths were shallow at less than 37 metres thus the sample composites associated with these holes represent mainly oxide and transitional ore types although some primary ore sample composites were taken.

Leaching testwork was conducted by the operations at the on site laboratory. Recoveries varied between 23 and 89%, averaging 49.5%. There didn’t appear to be a relationship between recovery and depth or drill hole location. A composite, made from equal proportions of all these samples, was ground to a P80 of 75um. Under the same leaching conditions as the underground samples a recovery of 94.4% was achieved.

October 1995

9 composites were tested via cyanide leaching. The samples were sourced from the Main, Hanging wall and North zones from varying depths between 0 and 60 metres. Samples of oxide, transitional and sulfide were tested from each zone.

A summary of the recoveries is presented in table 18.1.

Recoveries Versus Grind Size and Ore type

Sample	Location	Head Grade g/t Au	Grind Size % <75um			Recovery, %
Comp 1	MZ - Ox	3.83	75.1	86.4	97	92.9	94.5	95.90
Comp 2	MZ - Trans	4.56	69.5	82.9	98.8	92	92.3	95.90
Comp 3	MZ - S	3.44	71.8	79.1	94.8	88.3	89.3	92.90
Comp 4	HW - Ox	3.77	75.4	86.4	97.7	92.6	94.9	96.10
Comp 5	HW - Trans	3.04	61.2	79.3	98	89	90	94.70
Comp 6	HW - S	2.94	68	80.9	95.4	87	89.5	93.4
Comp 7	NZ - Ox	3.34	79.8	84.6	98.6	93.2	94	94.7
Comp 8	NZ - Trans	2.67	64.5	79.1	97.7	86.3	88.4	93.3
Comp 9	NZ - S	3.66	65.2	80.4	98.1	88.8	90.4	94.7
Average		3.5	70.1	82.1	97.3	90.0	91.5	94.6

Table 18.1

The testwork results indicate that as the ore is ground finer the recovery increases for all ore types. The transitional and sulfide ore showed the biggest improvement in recovery with grind.

September 2001

53 samples were taken from drill holes BMRCD185 (Main Zone 118-136m), BMRCD 191 (Main Zone 87-106m) and BMRCD204 (Main Zone 96-113 m). One composite from each drill hole was prepared.

Five leach tests were conducted on each Composite:-

•      Direct leach

•      CIL

•      CIL - Peroxide assisted leach (PAL)

•      Time leach test

•      pH optimization test

A summary of the recoveries for each test is in table 18.2.

24 hour Recoveries on Main Zone Composites Using Varying Leach Techniques

	Direct leach		CIL		CIL - PAL		Timed leach		pH optimisation
Sample	Rec’y %	Residue g/t Au	Rec’y %	Residue g/t Au	Rec’y %	Residue g/t Au	Rec’y %	Residue g/t Au	Rec’y %	Residue g/t Au
185	84	2.13	91	1.11	90	1.20	72	3.88	90	1.20
191	86	0.75	91	0.42	90	0.47	72	2.10	92	0.56
204	77	0.70	77	0.62	90	0.50	68	1.25	81.5	0.75

Table 18.2

Comments and Observations from these tests were:-

•                  Samples 185 and 191 both showed an improvement in recovery of 7 and 5% respectively by CIL leaching compared to direct leaching, indicating the ore is slightly preg robbing. Sample 204 showed no benefit using CIL.

•                  The peroxide assisted CIL leach did not show any improvement in recovery for samples 185 and 191 but was beneficial for sample 204 with an additional 5% improvement in recovery.

•                  The timed leach test recoveries, should have been similar to the other recoveries but were the lowest of all the tests. These lower recoveries indicate a problem with the test procedure, as the cyanide dosage appeared to be sufficient at 5kg/t, which is the highest dosage of all the tests. The pH was excessive, at >12, and may have inhibited the leaching.

•                  The leaching rate for all samples was fast with over 70% of the gold extracted within 5 hours.

August 2003

6 composites were taken from the Main, West and Northern Zones at varying intervals between 85 and 484 metres. The composites were prepared from samples taken every metre at the designated intervals from each drill hole.

Timed leach tests were conducted on all composites at approximate grinds of P80 75um and leached with 500ppm cyanide. The results are summarized in Table 18.3.

Timed Leach Test Summary

	Interval		Head Grade	Leach Recovery %			24 hr Residue Grade	NaCN Usage	Lime Usage
Sample	From	To	g/t Au	8 hrs	24 hrs	48 hrs	g/t Au	kg/t	kg/t
BMDD023	90	95	3.16	49.9	56.4	66.9	1.38	0.83	1.31
BMRCD196	137	142	4.08	78.9	78	81.8	0.90	0.80	0.68
BMRCD197	101	106	2.43	72.8	72	72.8	0.68	0.41	0.77
BMRCD203	85	90	3.78	81.3	78.1	79.6	0.83	0.68	1.19
BMRCD222	479	484	6.05	90.6	86.6	89.3	0.81	0.58	1.47
BMRCD249	175	180	2.96	55.8	67.9	72.5	0.95	0.50	0.86

Table 18.3

Observations from this testwork are:-

•                  The tests were not carried out with carbon in the leach (CIL) and the recoveries may have been understated if any preg robbing occurred.

•                  Recovery is highly variable and doesn’t appear to be related to ore depth.

•                  Several of the composites were slow leaching which continued right up to 48 hours, whereas the other samples leached quickly within 8 hours and stopped. It was noted that 249 came from the West zone and 023 came from the North zone and were slow leaching, whilst all other samples were fast leaching and came from the Main zone.

From the above testwork the composites that gave the lowest and highest recoveries (BMDD023 and BMRCD222) were selected for further testing to understand the gold deportment.

This work entailed:-

•      Conduct mineralogical analysis on the head samples

•      Gold assays by size on an initial 48 hour leach residue

•      Regrinding the leach residue

•      Gold assays by size on the reground leach residue

•      Re-leaching the reground residue

•      Gold assays by size on the reground, releached residue

•      Diagnostic leaching on the reground, releached residue

A summary of these testwork results is presented in Tables 18.4.

Gold Assay by Size for Sample BMDD023

Screen Size um	Leach Residue (P80 52um)		Ground Leach Residue (P80 25um)		Reground / Releached Residue (P80 25um)
	Au g/t	Au Dist	Au g/t	Au Dist	Au g/t	Au Dist
+ 53	1.34	30.7	1.59	12.6	1.23	10.5
- 53 + 38	1.46	13	1.77	5.8	1.32	4.0
- 38 + 20	1.62	24.1	1.24	29.5	1.21	33.6
- 20	0.48	32.2	0.48	52.1	0.44	51.9
Total	0.88		0.70		0.64

Gold Assay by Size for Sample BMRCD222

Screen Size um	Leach Residue (P80 34um)		Ground Leach Residue (P80 24um)		Reground / Releached Residue (P80 25um)
	Au g/t	Au Dist	Au g/t	Au Dist	Au g/t	Au Dist
+ 53	1.68	20.7	1.71	17.6	1.53	20.4
- 53 + 38	1.49	23.2	1.64	7.4	1.42	8.9
- 38 + 20	1.28	34.8	1.43	39.7	1.05	43.5
- 20	0.17	21.3	0.25	35.3	0.15	27.2
Total	0.55		0.54		0.41

Diagnostic Leaching

		Cyanide Extraction %		2nd Cyanide Extraction Residue
Sample	Head Grade (g/t)	1st Extraction after 48hrs Leach P80 75um	2nd Extraction after Regrinding and 24hrs Leach P80 ??	Gold Lock in Sulphides %	Gold Lock in Silicates %
BMDD023	3.16	71.6	12.6	10.8	5.0
BMRCD222	6.05	87.0	2.8	9.4	0.8

Table 18.4

Observations from this work were:-

•                  Grinding finer liberated 10% and 25% more gold from Composite BMDD023 and BMRCD222 respectively.

•                  The large proportion of gold liberated from the +38um fraction after fine grinding of Composite BMDD023 illustrates the gold is finer and more dispersed than Composite BMCRD222, particularly as the finer grind only improved the recovery to 83.6%.

•                  The arsenic content was approximately 22g/t in the composites, whilst the sulfur content was 4.2% and 1.8% for BMDD023 and BMRCD222 respectively.

•                  The diagnostic leaching indicated that the sulfides contained similar proportions of gold locked in sulfides, but Composite BMDD023 had a higher proportion of gold locked in silicates. This indicates the gold is finely dispersed in the silicates for this composite.

•                  Mineralogical analysis of the head and leach residues confirmed the gold was associated with sulfides in pyrite and that the gold was fine, less than 18um, although a single 50um grain of gold was found in Composite BMCRD222. Chalcopyrite was also found in both samples and contained gold.

October 2004

2 composites of fresh (sulfide) Buckreef material were prepared from 95 individual samples.

The objective of the test program was to examine metallurgical response of these samples in terms of gold recovery using cyanide leaching, flotation and diagnostic analysis of the flotation products. Results are summarized as follows.

The testwork entailed:

•                  Duplicate gold grade analysis of head samples by fire assay (FA) and selected element scan by ICPOES;

•                  Grind establishment on composite 1 and 2, to determine grinding conditions necessary to mill 1kg of sample to P80 of 75, 53 and 25 ;

•                  48-hour carbon in leach (CIL) tests on composite 1 and 2 at P80 of 75, 53 and 25 m to determine gold recovery by cyanide leaching at different grind sizes;

•                  Flotation test on composite 1 and 2 to determine gold recovery by flotation;

•                  Diagnostic leach on float products of composite 1 and 2 to determine gold deportment in the samples;

Duplicate assayed head grades and the calculated head grades were reasonably consistent for both composites 1 and 2 implying that the gold distribution is uniform within these samples.

Leaching of composites 1 and 2 was carried out using the CIL method. Results are summarized in the Table 18.5.

	Grind	Reagents, kg/t		Grade Au, g/t		Recovery
Sample	P80	NaCN	Lime	Calc. Head	Residue	% Au
Composite 1 (CIL)	75	1.79	0.63	4.43	1.01	77
	53	1.56	0.57	4.33	0.89	79
	25	1.50	0.68	4.33	0.69	84
Composite 2 (CIL)	75	1.64	0.49	4.40	0.60	86
	53	1.46	0.52	4.24	0.58	86
	25	1.80	0.44	4.22	0.38	91

Table 18.5

Observations from this work are:-

•                  Cyanidation gold recovery was improved by leaching at a finer grind size for both Composite 1 and 2.

Flotation tests were carried out on composites 1 and 2 at a grind size of P80 75µm. The results are summarized in Table 18.6.

		Mass,	Assay Grade		Distribution
Sample	Products	%	Au, g/t	S2-, %	Au, %	S2-, %
	Float Con 1 – 4	28.5	15.5	14.1	90.6	98.2
Composite 1	Float Tail	71.5	0.64	0.10	9.4	1.8
	Total	100.0	4.88	4.08	100.0	100.0
	Head assay		5.14	3.88
	Float Con 1 – 4	18.8	24.5	15.1	93.1	98.2
Composite 2	Float Tail	81.2	0.42	0.07	6.9	1.8
	Total	100.0	4.95	2.89	100.0	100.0
	Head assay		5.04	2.72

Table 18.6

Observations from this work are:-

•                  Flotation gold recovery was in excess of 90% for both composites.

•                  Sulfur recovery was high for both samples being 98% for each indicating that the sulfide minerals had been floated close to extinction.

All four (4) float concentrates were combined to yield a single concentrate for each composite. The concentrates and flotation tails were then subjected to a diagnostic analysis.

Observations from this work were:-

•                  Cyanidation of the flotation concentrates recovered 77.8% of the gold for composite 1 and 78.5% of the gold for composite 2. Regrinding and re-leaching of the cyanidation residues recovered an additional 13.9% of the gold for composite 1 and 12.7% of the gold for composite 2.

•                  If a throwaway flotation tail is considered and the flotation concentrate is reground and leached then the overall gold recovery would be 83.4% for composite 1 and 84.8% for composite 2 i.e. relative to the flotation feed.

Summary of Buckreef Testwork

•      Buckreef oxide material is free milling with cyanidation recoveries in the low 90’s.

•      Buckreef Sulfides –

•                  Consists of Main, West and North zones.

•                  Recovery by cyanidation highly variable, returning values between the mid 70’s and low 90’s.

•                  No relationship between recovery and depth is apparent.

•                  No relationship between zone and recovery has been identified.

•                  Ore is moderately hard but no detailed comminution testwork has been conducted.

•                  Recovery improves with decreasing grind size, suggesting flotation followed by fine grinding as a potential processing route.

Busolwa

The Busolwa deposit consists of two main areas, Busolwa Main and Silanga.

The Busolwa-Buziba mineralization is hosted in similar pillowed mafic rocks to that at Buckreef but the mineralization is much less confined and appears to be related both to discontinuously developed zones of cleavage and to zones of intense potassium feldspar + quartz alteration associated with a suite of feldspar porphyry dykes. The gold mineralization itself comprises two sets of quartz veins which developed contemporaneously with the cleavage zones. Veins show all degrees of deformation into the fabric suggesting that mineralization continued right through the deformation event. Numerous examples of virtually undeformed veins bearing the same quartz + carbonate + K feldspar + hematite + pyrite + gold mineralogy are known in drillcore indicating mineralization probably continued post deformation also.

Initial testwork conducted in April 2005 focussed on multi-element head grade analysis and cyanide leaching response.

33 oxide samples were composited from 2 oxide sources and 13 sulfide samples were composited into five sulfide sources. Details of the composite samples and expected assays are shown in Table 18.7.

	As Received		Composite
Composite	Weights (g)	Expected* Assay (g/t)	Weights (g)	Expected* Assay (g/t)
Oxide - 1	4,762	5.61	3,963	3.87
Oxide - 2	9,878	3.15	4,500	3.48
Sulphide - 1	2,767	4.5	2,136	3.98
Sulphide - 2	4,501	2.4	3,188	3.21
Sulphide - 3	1,920	2.25	1,108	3.07
Sulphide - 4	3,828	3.3	3,828	3.3
Sulphide - 5	5,071	2.87	4,071	3.16
Total weight (g)	32,727		22,794

Table 18.7

Multi element head assays were completed for all composites and are shown in Table 18.8.

		Composite
Element	units	Oxide - 1	Oxide - 2	Sulphide - 1	Sulphide - 2	Sulphide - 3	Sulphide - 4	Sulphide - 5
Au	ppm	3.19	1.95	2.72	3.99	2.49	5.59	3.25
Au (R)	ppm	3.31	1.98	2.65	4	2.69	5.55	3.04
Ag	ppm	<3	<3	<3	<3	<3	<3	<3
As	ppm	30	20	30	20	30	40	30
Cu	ppm	131	67	119	59	65	100	655
S(Total)	ppm	0.008	0.013	1.83	1.01	1.41	1.51	2.33
Sb	ppm	<10	<10	<10	<10	<10	<10	<10
Te	ppm	<10	<10	<10	<10	<10	<10	<10
Hg	ppm	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1	0.2
C(org)%		0.72	2.61	<0.05	<0.05	<0.05	0.09	<0.05
S2-S	%	<0.1	<0.1	1.8	1.1	1.3	1.2	2.1
S	%	0.046	0.021	1.82	1.12	1.28	1.38	2.22

Table 18.8

Table 18.9 shows a summary of the gold assay values against the gold leached calculated head grades.

	Expected Head *	Gold (g/t)		Silver (g/t)
Composite	(g/t)	Assay	Calc	Assay
Oxide - 1	3.87	3.25	2.99	<3
Oxide - 2	3.48	1.97	2.41	<3
Sulphide - 1	3.98	2.69	2.50	<3
Sulphide - 2	3.21	4.00	1.96	<3
Sulphide - 3	3.07	2.59	2.17	<3
Sulphide - 4	3.30	5.57	5.79	<3
Sulphide - 5	3.16	3.15	2.82	<3

Table 18.9

The results in Table 18.9 show that the head assays generally correlated well with the calculated (leached) grade with the exception for the Sulfide 2 composite. This composite shows an assay grade of 4.00 g/t as compared to a calculated grade of 1.96 g/t indicating the possible presence of coarse gold in the head assay sample.

Grind establishment test were carried out on representative sub samples spit from both oxide composites and on four of the five sulfide composites. Using these grind times the seven composites were ground to a P80 of 75µm.

The results of cyanidation tests conducted on the composites are summarized in Table 18.10.

		Reagents, kg/t			Grade Au, g/t
	Grind	Consumed	Additions		Calculated	Leach Residue		Recovery
Sample	P80	NaCN	NaCN	Lime	Head	Assay	Assay	% Au
Oxide - 1	75	1.50	1.08	2.80	2.99	0.24	0.20	92.6
Oxide - 2	75	0.99	0.64	0.75	2.41	0.19	0.22	91.5
Sulphide - 1	75	0.85	0.76	0.17	2.50	0.17	0.15	93.6
Sulphide - 2	75	0.47	1.21	0.16	1.96	0.13	0.13	93.4
Sulphide - 3	75	0.52	0.36	0.15	2.17	0.21	0.20	90.5
Sulphide - 4	75	0.59	0.35	0.13	5.79	0.44	0.49	92.0
Sulphide - 5	75	0.74	0.31	0.12	2.82	0.32	0.31	88.8

Table 18.10

The leach results indicate that the composites were amenable to rapid leaching. In all seven tests the eight hour leach recovery figure was equal to or greater than 92% of the 48 hour or total recovery figure. In six of the composites this figure was equal to or greater than 95% of the 48 hour recovery result (Table 18.11).

	Recovery % Au
Sample	8 hours	48 hours	% of total after 8hrs
Oxide - 1	94.8	92.6	100.0
Oxide - 2	86.9	91.5	95.0
Sulphide - 1	95.9	93.6	100.0
Sulphide - 2	91.3	93.4	97.8
Sulphide - 3	87.0	90.5	96.1
Sulphide - 4	84.6	92.0	92.0
Sulphide - 5	85.2	88.8	95.9

Table 18.11

In July 2005, reserve samples from the April 2005 testwork program were used to generate a single oxide and single sulfide composite for Busolwa.

Baseline testwork was undertaken to determine:

•                  Gravity separation of the two composites using a centrifugal concentrator;

•                  Cyanide leaching of both the gravity concentrates and tailings.

The head assays and calculated head grades are presented in Table 18.12.

	Grade, g/t Au
Composite	Assay	Calculated
Oxide	3.05	3.44
Suplphide	3.08	2.39

Table 18.12

The results of the gravity separation testwork are summarized in Table 18.13. The assays of each of the Knelson concentrator products were calculated from the cyanide leach tests.

Composite	Knelson Product	Wt %	Grade g/t Au	% Au Dist’n
Oxide	Conc	5.3	31.3	48.2
	Tail	94.7	1.88	51.8
Sulphide	Conc	4.5	24.2	45.6
	Tail	95.5	1.36	54.4

Table 18.13

Cyanidation tests were then conducted on the Knelson concentrator products. The results of these tests are shown in table 18.14.

		Reagents, kg/t			Grade Au, g/t
	Knelson	Consumed	Additions		Calculated	Leach Residue		Recovery
Composite	Product	NaCN	NaCN	Lime	Head	Assay	Assay	% Au
Oxide	Conc	0.75	3.56	1.9	31.3	1.95	1.88	94
	Tail	0.23	0.75	4.2	1.88	0.08	0.07	96
Sulphide	Conc	0.38	3.08	0.19	24.2	3.58	3.56	85
	Tail	0.15	0.75	0.63	1.36	0.12	0.12	91

Table 18.14

These results were combined to give overall recovery achieved by gravity separation followed by cyanidation of the gravity separation products is shown in table 18.15.

Summary of Overall Gold Recovery for the Oxide Ore

Knelson	Wt	Au Distribution		Cyanidation		Overall
Product	%	g/t	%	Tail, g/t Au	% Recovery	Recovery
Conc	5.3	31.3	48.2	1.92	93.9	45.3
Tail	94.7	1.88	51.8	0.08	95.7	49.6
Total	100.0	3.44	100.0	0.18		94.9
Assay Hd		3.05

Summary of Overall Gold Recovery for the Sulphide Ore

Knelson	Wt	Au Distribution		Cyanidation		Overall
Product	%	g/t	%	Tail, g/t Au	% Recovery	Recovery
Conc	4.5	24.2	45.6	3.57	89.0	40.6
Tail	95.5	1.36	54.4	0.12	91.1	49.6
Total	100.0	2.39	100.0	0.27		90.2
Assay Hd		3.08

Table 18.15

Observations from this work are:-

•                  Gravity Separation recovered more than 45% of the gold into low weight concentrates for both the oxide and sulfide composites.

•                  Cyanidation of both the gravity concentrates and gravity tailings gave an overall gold recovery of 94.9% for the oxide composite and 90.2% for the sulfide composite. The cyanidation tails grade of each of the gravity concentrates were 1.92g/t Au for the oxide and 3.57 g/t Au for the sulfide indicating that additional recovery could be gained through optimizing the cyanidation of the gravity concentrates.

Additional metallurgical sampling and testwork is currently in progress for both the Buckreef and Busolwa deposits.

19                                 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Buckreef

General statement

Hellman & Schofield Pty Ltd (H&S) was retained by Gallery Gold Limited (GGL) to undertake estimates of recoverable gold resources at the Buckreef Prospect (Buckreef), Tanzania. H&S has estimated the recoverable resources using Multiple Indicator Kriging, a method that has been demonstrated to provide reliable estimates of recoverable open pit resources in gold deposits of diverse geological styles.

Features of the Geology Relevant to Resource Estimation

The geology of the Buckreef gold deposit is described in Sections 9 and 11 of this report.

Hellman and Schofield Resource Studies

The material that follows in Section 19 “Buckreef” is derived from the following reports provided by H&S:

•                  Hellman & Schofield - Estimates of the Gold Resources at Buckreef Prospect, Tanzania, March 2005.

Data Collection and Verification

Data collection issues relevant to resource estimation are discussed in Section 13 of this report. Sample preparation issues are discussed in Section 14, while data verification issues are discussed in Section 15.

Wireframe Modelling for Resource Estimation

Drill holes were viewed in cross-section and interpreted mineralized domains, at approximately 0.3g/t Au minimum included grade, interpreted as cross-section outlines snapped to drill hole traces in 3D. The cross-section outlines were then formed into 3D wireframes and the wireframes used to allocate primary (mineralisation) domain codes. A barren quartz-porphyry dyke is noted as cutting mineralisation on section 2580N and a vertical dip has been assumed for that unit. Otherwise no geological controls were considered in the interpretation process.

The wireframed surfaces included the mineralised envelopes, major rock type boundaries, weathering and oxidation surfaces and the land surface.

There has been limited underground mining undertaken at Buckreef. Wireframes of the underground openings were also provided and utilized in the modeling process.

Statistical Analysis

H&S investigated the univariate statistics of gold grades within mineralised domains at Buckreef.

H&S made the following observations:

•                 In Domain 1 (South and East Lodes) and Domain 2 (Main Lode) there is a notable tendency to higher gold grades in oxide and transition zones compared to the primary gold mineralisation for these lodes.

•                 The composite grades for the North Lode (oxide, transitional and primary) generally show much lower mean grades compared to the rest of the mineralized domains. The mean grades of each sub-domain for North Lode are all below 2.00 g/t Au, while, in the majority of cases, the mean grades seen for the remainder of the domains are well above 2.0 g/t Au.

•                 All distributions are highly skewed, as expected for a gold deposit. Coefficients of variation (C.V.) are moderate (range between 1.3 to 2.9), which reflects the relatively consistent gold grades coupled with only moderate maximum grades seen in the mineralized domains.

Variography

The spatial continuity of gold grades is important in resource estimation. H&S studied this aspect in considerable detail using variography based on directional correlograms.

Variogram analysis of the spatial continuity of gold grades within the Main and North Lodes at Buckreef indicates a relatively weak long-range continuity in the horizontal plane parallel to local structural trends in the mineralisation (towards mine grid 000 for Main Lode and towards mine grid 330 for North Lode). In cross section, this weak long-range continuity is steeply dipping to the west.

Multi Indicator Kriging Resource Model Estimation

H&S considered that Multiple Indicator Kriging (MIK) represented the most appropriate approach in estimating the Buckreef resource, quantifying the tonnage and grade of economic material within large blocks (panels). MIK of gold grades used indicator variography based on the resource sample grades, with continuity of gold grades characterised by indicator variograms. At Buckreef, primary panel dimensions of 10mE x 20mN x 5mRL have been used by H&S.

The size of the resource model panels reflects the philosophy that accurate estimation of the grade of small blocks from assays in wide spaced drillholes is impossible, and that large panels will lead to more robust resource estimates, which will more closely resemble the resources achieved during mining. The application of a block support correction to the MIK estimates is used to enable the estimation of the proportions of each panel above a series of cutoff grades.

Block Support Adjustment

The H&S resource results are intended to reflect the tonnes and grade that can actually be recovered from each panel during mining. A block support correction (or variance adjustment) was used to achieve this. It is assumed that each panel will be mined as a number of smaller blocks called selective mining units (SMUs), representing the smallest volume of rock that can be mined separately as either ore or waste, given excavators and trucks of a particular size.

Block support corrections were derived from the gold variograms for each domain and applied on a panel-by-panel basis using a normal/log-normal method that incorporates both variance adjustment and symmetrization of the histograms of estimated grades to derive estimates of recoverable resources for SMUs. Assumed mining block dimensions were 2mE x 5mN x 2.5mRL at Buckreef. In H&S’s opinion, these dimensions approximated the selectivity that could be expected with the scale of mining contemplated by GGL and application of dilution or ore loss factors was not warranted.

Resource Classification

The resource is divided into measured, indicated and inferred categories. This classification reflects a degree of confidence assigned to each panel based on how many samples were available to estimate the panel grade and proportions, and the spread of these samples in space around the panel.

For measured and indicated categories, at least 12 samples were found in the search volume. In the inferred category, at least 6 were required. The space around the centre of each panel was divided into eight octants. For measured and indicated categories, at least four octants contained samples. In the inferred category, at least two octants contained samples.

Search distances were also used in the classification. The search distances for each deposit were estimated by H&S based on the statistical analysis of the data provided. For Measured resources the easting, northing and elevation search radii was set to 10, 25 and 25 metres respectively. For Indicated and Inferred resources they were set at 15, 37.5 and 37.5 metres respectively (representing a 50 per cent expansion of the Category 1 radii).

Finally, irrespective of the above criteria, all mineralisation that lay outside the main mineralised envelopes was classed as inferred on the assumption that this material may be patchy, may not be subject to grade control drilling, and may therefore not be mined.

Global Resource Estimates

Table 19_1 summarises the estimated recoverable resources for the Buckreef deposit combined, at a variety of gold cutoff grades. H&S consider these resources to be recoverable by mining, and thus recommend that no dilution factors are applied when estimating reserves based on these resources.

Cut-off	Measured		Indicated		Measured & Indicated		Inferred
(g/t Au)	Mt	Au (g/t)	Mt	Au (g/t)	Mt	Au (g/t)	Mt	Au (g/t)
0.5	3.96	2.34	3.21	1.85	7.18	2.12	7.6	1.8
0.6	3.76	2.44	2.96	1.95	6.72	2.22	6.9	2.0
0.7	3.55	2.55	2.75	2.06	6.30	2.34	6.4	2.1
0.8	3.35	2.65	2.56	2.15	6.91	2.43	5.9	2.2
0.9	3.16	2.76	2.38	2.25	5.54	2.54	5.4	2.3
1.0	2.97	2.88	2.22	2.35	5.18	2.65	5.1	2.4
1.1	2.79	3.00	2.06	2.44	4.85	2.76	4.7	2.5
1.2	2.62	3.11	1.92	2.54	4.54	2.87	4.3	2.6
1.5	2.17	3.48	1.52	2.85	3.69	3.22	3.5	2.9

The estimation and classification of the resources by H&S are consistent with the Australian Code for “the Reporting of Identified Mineral Resources and Ore Reserves” of 2004 (the Code) as prepared by the Joint Ore Reserves Committee of the Australian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia (JORC).

Furthermore, the resource classification is also consistent with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects of February 2001 (the Instrument) and the classifications adopted by CIM Council in August 2000.

The H&S resource estimate was undertaken by Nic Johnson, who is a member of the Australian Institute of Geoscientists, and has more than five years experience in the use of geostatistics for estimation of recoverable resources in gold deposits. Nic is both a “Competent Person” and a “Qualified Person” with respect to the JORC Code and CIM Standards respectively.

Busolwa

General statement

Hellman & Schofield Pty Ltd (H&S) was retained by Gallery Gold Limited (GGL) to undertake estimates of recoverable gold resources at the Busolwa Prospect (Busolwa), Tanzania. H&S has estimated the recoverable resources using Multiple Indicator Kriging, a method that has been demonstrated to provide reliable estimates of recoverable open pit resources in gold deposits of diverse geological styles.

Features of the Geology Relevant to Resource Estimation

The geology of the Busolwa gold deposit is described in some detail in Sections 9 and 11 of this report.

Hellman and Schofield Resource Studies

The material that follows in Section 19 “Busolwa” is derived from the following report provided by H&S:

•                  Hellman & Schofield - Estimates of the Gold Resources at Busolwa Prospect - Draft, Tanzania, December 2005.

Data Collection and Verification

Data collection issues relevant to resource estimation are discussed in Section 12 of this report. Sample preparation issues are discussed in Section 13, while data verification issues are discussed in Section 14.

Wireframe Modelling for Resource Estimation

The interpretations of primary mineralized wireframes for incorporation into the resource model was completed by H&S utilising the following parameters;

1.              Where no geological features could be utilized to guide interpretations drill holes were viewed in cross-section and interpreted mineralized domains, at approximately 0.3g/t Au minimum included grade, were interpreted as cross-section outlines snapped to drill hole traces in 3D. The cross-section outlines were then formed into 3D wireframes.

2.              In the western zone of the study area there is a clearly observed correlation between samples logged as porphyry and the occurrence of gold. For this area the sectional outlines were interpreted based on logged porphyry in drill holes and these were then formed into a 3D wireframe.

The primary wireframes were used to allocate primary (mineralisation) domain codes. The primary domains are further subdivided into oxide, transition and primary material types (sub-domain 1, 2 and 3, respectively). In addition to the five primary mineralized domains, domain 0 captures all peripheral resource composites and is included in the modeling process.

The wireframed surfaces included the mineralised envelopes, major rock type boundaries, weathering and oxidation surfaces and the land surface.

Statistical Analysis

H&S investigated the univariate statistics of gold grades within mineralised domains at Busolwa.

H&S made the following observations pertaining to the summary statistics for the mineralized modeling domains at Busolwa:

•                 There was no notable tendency for grades to be either higher or lower in oxide, transition or primary zones within the primary domains.

•                 All domains and sub-domains generally show mean grades around 0.5 to 0.7 g/t Au. The exception to this is the oxide component to the South Zone (Domain 1). This material has an average grade in excess of 1.2 g/t Au. The mean of this sub-group is affected by a single very high composite grade, grading 1665g/t Au, and appears to be out of character when compared to the remainder of the composite data sets.

•                 All distributions are highly skewed, as expected for a gold deposit. Coefficients of variation (C.V.) are moderate to very high (range between 1.5 to over 5.0), which reflects the highly variable nature of the gold grades coupled with in some cases extremely high maximum grades (i.e. 1660 g/t Au in Domain 1 – oxide) seen in the some of the domains.

H&S noted that with regards to the grade thresholds and class means used for modelling, the highest class is set at the 99th percentile and therefore represents only 1% of the data. In a highly skewed distribution, such as that seen in the gold grades at Busolwa, this indicator class can contain a disproportionate amount of the metal. This is particularly apparent if extreme sample grades are present, e.g. Domain 1 Sub-Domain 1. Therefore a decision whether to limit the impact of the extreme grades on the final estimates must often be made.

This is able to be done in the MIK method through either excluding the potentially problematic sample grades from the calculation of the indicator statistics or using some alternative measure for the average grade of the highest class (i.e. median opposed to the mean). At Busolwa the highest composite grade is 1665 g/t Au and is contained in Domain 1 Sub-Domain 1. The second highest grade in this domain is 102 g/t Au. If the highest grade is maintained for the calculation of the indictor statistics the mean of the highest class is 94.34 g/t Au, while the median is 9.69 g/t Au. The current resource estimate has used the median grade to represent the average grade of the highest indicator class this problematic domain. H&S have noted that this will need to be reviewed once additional resource data has been acquired.

Variography

The spatial continuity of gold grades is important in resource estimation. H&S studied this aspect in considerable detail using variography based on directional correlograms.

Gold and indicator variograms were calculated and modelled by H&S for the following data subsets generated by the flagging of the resource composites to each of the mineralized wireframes:

•                  Domain 1, All sub-domains, South Zone

•                  Domain 3, All sub-domains, East Main

•                  Domain 5, All sub-domains, Western Zone

Domain 1 indicator and gold variograms were used for the estimation of Domain 0 and Domain 3 indicator and gold variograms were applied to Domain 2 and 4.

Indicator transforms were undertaken with probability thresholds 0.1, 0.2, 0.3, 0.4, 0.5, 0.6, 0.7, 0.75, 0.8, 0.85, 0.9, 0.95, 0.97 and 0.99 for data in each data subset. The indicator variograms generated from the data were complicated and are difficult to visualise. The spatial continuity observed in the variograms is consistent with the known geological interpretation at Busolwa. The fitted models generally have a fairly large short range structure and a smaller long range structure consistent with the strike of the shear.

Multi Indicator Kriging Resource Model Estimation

H&S considered that Multiple Indicator Kriging (MIK) represented the most appropriate approach in estimating the Busolwa resource, quantifying the tonnage and grade of economic material within large blocks (panels). MIK of gold grades used indicator variography based on the resource sample grades, with continuity of gold grades characterised by indicator variograms. At Busolwa, primary panel dimensions of 10mE x 20mN x 5mRL have been used by H&S.

The size of the resource model panels reflects the philosophy that accurate estimation of the grade of small blocks from assays in wide spaced drillholes is impossible, and that large panels will lead to more robust resource estimates, which will more closely resemble the resources achieved during mining. The application of a block support correction to the MIK estimates is used to enable the estimation of the proportions of each panel above a series of cutoff grades.

Block Support Adjustment

The H&S resource results are intended to reflect the tonnes and grade that can actually be recovered from each panel during mining. A block support correction (or variance adjustment) was used to achieve this. It is assumed that each panel will be mined as a number of smaller blocks called selective mining units (SMUs), representing the smallest volume of rock that can be mined separately as either ore or waste, given excavators and trucks of a particular size.

Block support corrections were derived from the gold variograms for each domain and applied on a panel-by-panel basis using a normal/log-normal method that incorporates both variance adjustment and symmetrization of the histograms of estimated grades to derive estimates of recoverable resources for SMUs. Assumed mining block dimensions were 2mE x 5mN x 2.5mRL at Busolwa. In H&S’s opinion, these dimensions approximated the selectivity that could be expected with the scale of mining contemplated by GGL and application of dilution or ore loss factors was not warranted.

Resource Classification

The resource is divided into measured, indicated and inferred categories. This classification reflects a degree of confidence assigned to each panel based on how many samples were available to estimate the panel grade and proportions, and the spread of these samples in space around the panel.

For measured and indicated categories, at least 16 samples were found in the search volume. In the inferred category, at least 8 were required. The space around the centre of each panel was divided into eight octants. For measured and indicated categories, at least four octants contained samples. In the inferred category, at least two octants contained samples.

Search distances were also used in the classification. The search distances for each deposit were estimated by H&S based on the statistical analysis of the data provided. For Measured resources the easting, northing and elevation search radii are set to 50, 25 and 15 metres respectively. For Indicated and Inferred resources they are set at 75, 37.5 and 22.5 metres respectively (representing a 50 per cent expansion of the Category 1 radii).

Finally, irrespective of the above criteria, all mineralisation that lay outside the main mineralised envelopes was classed as inferred on the assumption that this material may be patchy, may not be subject to grade control drilling, and may therefore not be mined.

Global Resource Estimates

Table 19_2 summarises the estimated recoverable resources for the Busolwa deposit combined, at a variety of gold cutoff grades. H&S consider these resources to be recoverable by mining, and thus recommend that no dilution factors are applied when estimating reserves based on these resources.

Cut-off	Measured		Indicated Resources		Measured & Indicated		Inferred
(g/t Au)	Mt	Au g/t	Mt	Au g/t	Mt	Au g/t	Mt	Au g/t
0.5			11.91	1.13	11.91	1.13	31.5	1.0
0.6			9.46	1.28	9.46	1.28	24.3	1.2
0.7			7.66	1.43	7.66	1.43	18.8	1.3
0.8			6.32	1.58	6.32	1.58	14.7	1.5
0.9			5.29	1.72	5.29	1.72	11.6	1.6
1.0			4.48	1.86	4.48	1.86	9.3	1.8
1.1			3.83	1.99	3.83	1.99	7.7	2.0
1.2			3.31	2.13	3.31	2.13	6.4	2.1
1.3			2.89	2.26	2.89	2.26	5.5	2.2
1.4			2.54	2.38	2.54	2.38	4.8	2.4
1.6			1.99	2.62	1.99	2.62	3.7	2.6

The estimation and classification of the resources by H&S are consistent with the Australian Code for “the Reporting of Identified Mineral Resources and Ore Reserves” of 2004 (the Code) as prepared by the Joint Ore Reserves Committee of the Australian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia (JORC).

Furthermore, the resource classification is also consistent with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects of February 2001 (the Instrument) and the classifications adopted by CIM Council in August 2000.

The H&S resource estimate was undertaken by Nic Johnson, who is a member of the Australian Institute of Geoscientists, and has more than five years experience in the use of geostatistics for estimation of recoverable resources in gold deposits. Nic is both a “Competent Person” and a “Qualified Person” with respect to the JORC Code and CIM Standards respectively.

20                                  OTHER RELEVANT DATA AND INFORMATION

GGL has commenced a series of studies in the Buckreef and Buslowa are to determine the potential effect the development of the project may have on the region. The studies currently underway are:

•                  Baseline Environmental studies – URS (Aust) Pty Limited.

•                  Baseline Hydrological studies and groundwater modelling at Busolwa – Aquaterra.

•                  Social Impact Assessment for the Buckreef and Busolwa regions – Social Sustainability Services (Aust).

•                  Phase 2 Metallurgical Testwork – Busolwa – Independent Metallurgical Laboratories (Commencing February 2006)

•                  Phase 2 Metallurgical Testwork – Buckreef – Independent Metallurgical Laboratories (Commencing February 2006)

21                                  INTERPRETATION AND CONCLUSIONS

Both the Buckreef and the Busolwa-Buziba deposits can be classed as Orogenic gold systems developed in structural sites during deformation and hosted by Archean supracrustal rocks within the Tanzanian Craton.

RC and diamond drilling at both properties has outlined gold resources in 3 dimensions with sufficient continuity and dimensions/grades that they can be extracted economically

Metallurgical testwork on Buckreef ore has indicated that oxide and transitional ore types are amenable to treatment using typical CIL processing techniques. The testwork has indicated that fresh ores sourced from Buckreef may benefit from flotation and a finer grind. Metallurgical recoveries from Buckreef ores are anticipated to be in the low 90%’s.

Metallurgical testwork on Busolwa ores has indicated that they are amenable to treatment using gravity and CIL processing techniques. Metallurgical recoveries are anticipated to be in the low to mid 90%’s.

Mineral resources have been estimated by Hellman and Schofield and Gallery in a manner consistent with best practice as outlined by the JORC code.

The exploration potential of the Rwamagaza Greenstone Belt, which hosts the Buckreef and Busolwa-Buziba orebodies has not yet been fully realized. Several smaller resources have already been defined and further exploration is warranted both close to the known resources and regionally in the belt.

The continuity and grade of the Buckreef resources are sufficiently well constrained that much of the resource lies within the measured category and more can be added through further diamond and RC drilling. Detailed infill drilling at the Busolwa —Buziba resource suggests that resources can be upgraded in classification by further infill drilling. The nature of the mineralization at Busolwa-Buziba (low grade. disseminated) does not lend itself to testing by underground development.

22                                  RECOMMENDATIONS

Gallery already has work ongoing on both resources as well as regional exploration in the belt. To further enhance the Buckreef Project it is planned to:

•                  Infill drill the entire Busolwa-Buziba resource on 25 x 25m centres to raise the inferred resource to indicated and measured categories

•                  Infill drill the Buckreef North resource to further constrain the resource

•                  Commence detailed hydrological, environmental, and social impact studies

•                  Complete feasibility studies over both Buckreef and Busolwa-Buziba

•                  Carry out a deep drilling campaign at Buckreef to determine the potential to develop underground mining operations following the open pit mining operation

•                  Carry out further infill drilling on satellite resources to the main deposits

•                  Follow up on regional soil and RAB/aircore drilling to discover further resources

•                  Progress the Buckreef Project through a Bankable Feasibility Study to a development stage.

23                                  REFERENCES

Binns, M., 1997. Resource Estimates for Properties in the Lake Victoria Goldfields, Northwest Tanzania: Buckreef, Nyakafuru, Kitongo. Technical report by Minstat Pty Ltd.

Brabham, G. R. (November 2003) “Estimates of Open Pit and Underground Gold Resources at Buckreef Prospect, Tanzania”. Hellman & Schofield Pty Ltd Confidential Report to Gallery Gold Ltd.

Dumlao, F., & Tanner, H., 1999. East Africa Gold Corporation — Buckreef Project Resource Estimation. Technical report by Exploration & Mining Consultants, Nedlands, Western Australia, January 1999.

Groves, I., 1997. Geology and Exploration Potential of the Mawe Meru Project, Rwamagaza Greenstone Belt, Tanzania, unpub.

Hellman and Schofield, March 2005. Estimates of the Gold Resources at Buckreef Prospect, Tanzania, unpub.

Hellman and Schofield Pty Ltd, June 2005. Estimates of the Gold Resources at Busolwa Prospect, Tanzania, unpub.

Hellman and Schofield Pty Ltd, December 2005. Estimates of the Gold Resources at Busolwa Prospect - Draft, Tanzania, unpub.

Hellman and Schofield Pty Ltd, December 2005. Busolwa Updated Resource Estimate, Tanzania, unpub.

Isaaks, E.H. & Srivastava, R.M., 1989. An Introduction to Applied Geostatistics. Oxford University Press, New York.

JORC Code, 2004 Edition. Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Journel, A.G. & Huijbregts, C.J., 1978. Mining Geostatistics. Academic Press, New York.

Journel, A.G. & Huijbregts, C.J., 1978. Mining Geostatistics. Academic Press, New York.

24                                  DATE

25                                  CERTIFICATES OF QUALIFICATIONS

MARCUS J TOMKINSON

I Marcus J Tomkinson, do hereby certify that:

1)              I am an employee of Gallery Gold Limited, 9 Havelock Street, West Perth, Australia

2)              I am a graduate of Keel University, Staffordshire, UK (BSc Geology/Education) and Southampton University, Hampshire, UK (PhD Geology)

3)              I am a fellow of the Australian Institute of Mining and Metallurgy

4)              I have worked as a geologist for 22 years as a geologist since graduation. My relevant experience for the purpose of this technical report is:

•                  Experience at all levels of exploration from geologists to country exploration manager and GM Exploration in over 20 countries with 6 companies

•                  Experience of mine geology and reserve/resource estimations from South Africa, Australia, South America, and Thailand

2)              I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI43-101

3)              I contributed to writing all sections of the technical report

4)              I have visited the site at Buckreef and Busolwa-Buziba on numerous occasions in 2005

5)              I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission of which to disclose which makes the technical report misleading

6)              I have read the National Instrument 43-101F1, and the technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1

7)              I consent to the filing of this technical report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of this technical report.

Dated January 19, 2006

(Signed)

Marcus J Tomkinson, BSc., PhD., F AusIMM.

LINTON J PUTLAND

I Linton J Putland, do hereby certify that:

1)              I am an employee of Gallery Gold Limited, 9 Havelock Street, West Perth, Australia

2)              I am a graduate of the Western Australian School of Mines, Kalgoorlie, Western Australia (BEng Mining)

3)              I am a member of the Australian Institute of Mining and Metallurgy

4)              I have worked as a Mining Engineer for 18 years since graduation. My relevant experience for the purpose of this technical report is:

•                  Experience at all levels of mining engineering from operations, management and technical services.

•                  Experience in conducting and managing Feasibility Studies and project evaluations.

8)              I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI43-101

9)              I contributed to writing all sections of the technical report

10)        I have visited the site at Buckreef and Busolwa-Buziba on numerous occasions in 2005

11)        I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission of which to disclose which makes the technical report misleading

12)        I have read the National Instrument 43-101F1, and the technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1

13)        I consent to the filing of this technical report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of this technical report.

Dated January 19, 2006

(Signed)

Linton J Putland, BEng (Mining), AusIMM.

NICHOLAS J JOHNSON

As an author of the following reports:

•                  “Hellman & Schofield, March 2005, Estimates of the Gold Resources at Buckreef Prospect, Tanzania, Unpub.

•                  “Hellman & Schofield, December 2005, Estimates of the Gold Resources at Busolwa Prospect, Tanzania, Unpub.

I hereby state:-

1.               My name is Nicolas James Johnson and I am a full time employee with the firm of Hellman & Schofield Pty. Ltd. of Suite 6, 3 Trelawney Street, Eastwood, NSW. My residential address is 38 Holland Way, Kingsley, Western Australia.

2.               I am a practising geologist. I am a member of the Australian Institute of Geoscientists.

3.               I am a graduate of La Trobe University and hold a Bachelor of Science (Honours) degree (1988).

4.               I have practiced my profession continuously since 1988.

5.               I am a “qualified person” as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the “Instrument”).

6.               I have personally visited the Buckreef and Busolwa Projects in November, 2004.

7.               I participated in the resource estimation studies, which are summarised in Section 17 (but not the reserves listed in section 17.13).

8.               I am not aware of any material fact or material change with respect to the subject matter of the Study, which is not reflected in the Study, the omission of which would make the Study misleading.

9.               I am independent of Gallery Gold Limited pursuant to section 1.5 of the Instrument.

10.         I have read the National Instrument and Form 43-101F1 (the “Form”) and the Study has been prepared in compliance with the Instrument and the Form.

11.         I do not have nor do I expect to receive a direct or indirect interest in the Gallery Gold Limited, and I do not beneficially own, directly or indirectly, any securities of Gallery Gold Limited or any associate or affiliate of such company.

Dated at Perth, Western Australia, on 18th January, 2006,

(Signed)

Nicholas J Johnson

Consultant Geologist

Hellman and Schofield Pty Ltd

26                                  APPENDICES